# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, CALIFORNIA, United States (X1), 90069
Date of event which requires filing of this statement: 11/02/2026
Amends the filing with accession number 0001140361-22-043284
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (49.4% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (49.4% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 1,385,507; shared voting power 0; sole dispositive power 1,385,507; shared dispositive power 0; aggregate amount beneficially owned 1,385,507 (0.8% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 93,439,583; shared voting power 0; sole dispositive power 93,439,583; shared dispositive power 0; aggregate amount beneficially owned 93,439,583 (53.8% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, CALIFORNIA, United States (X1), 90069
Comment: This Amendment No. 12 (this "Amendment") to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Between September 16, 2026 and November 3, 2026, Mr. Zage sold an aggregate of 2,000,000 shares of Common Stock held directly by him in open market transactions effected pursuant to the Rule 10b5-1 trading plan entered into on June 17, 2026 with Morgan Stanley Smith Barney LLC and previously described in Amendment No. 10 to this Schedule 13D (the "Trading Plan"), as further described in Item 5(c) of this Amendment, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Tiga 88, Tiga Investments, Big Timber and Mr. Zage beneficially own an aggregate of 85,926,333, 85,926,333, 1,385,507, and 93,439,583 shares of the Issuer's Common Stock, respectively, which represents approximately 49.4%, 49.4%, 0.8% and 53.8% of the Issuer's issued and outstanding Common Stock, respectively, consisting of 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated as follows:

Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of 93,439,583 shares and sole power to dispose or direct the disposition of 93,439,583 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and restated as follows:

During the past 60 days, the Reporting Persons effected the following sales of Common Stock held directly by them. Each sale was effected pursuant to the Trading Plan in open market transactions on the New York Stock Exchange through Morgan Stanley Smith Barney LLC as broker.

Date Number of Shares Weighted Average Price Price Range (1)
09/16/2026 333,600 $15.62 $15.32 - $15.83
09/17/2026 166,400 $15.41 $15.25 - $15.50
10/01/2026 199,230 $14.13 $13.54 - $14.53
10/01/2026 6,500 $15.04 $14.54 - $15.50
10/01/2026 2,000 $15.65 $15.56 - $15.71
10/02/2026 292,270 $13.65 $13.43 - $14.21
10/16/2026 350,000 $14.228 N/A (all sold at $14.228)
10/19/2026 150,000 $13.87 $13.575 - $14.28
11/02/2026 330,000 $12.78 $12.55 - $12.905
11/03/2026 170,000 $13.03 $12.58 - $13.19
Total 2,000,000

(1) Except where marked "N/A", the shares were sold in multiple transactions at prices within the range indicated, inclusive. The Reporting Persons undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, specific trade amounts and pricing at which the respective transactions were effected.

Other than the transactions disclosed in this Item 5(c), the Reporting Persons have not effected any transactions in the securities of the Issuer during the past 60 days.

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (11/04/2026)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (11/04/2026)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (11/04/2026)
- Zage George Raymond III: /s/ G. Raymond Zage, III, Zage George Raymond III (11/04/2026)